Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Daniel Romasko to join Board of Directors

Calgary, Alberta (March 24, 2023) – Suncor Energy (TSX: SU) (NYSE: SU) today announced the appointment of Daniel (Dan) Romasko to the company’s Board of Directors. Mr. Romasko’s appointment is pursuant to the cooperation agreement with Elliott Investment Management dated July 16, 2022 as amended, and is effective March 23, 2023.

“I’m pleased to welcome Dan to the Suncor board,” said Board Chair Michael Wilson. “He brings with him significant energy and refining leadership experience, including experience more than a decade ago as an executive in Suncor’s oil sands business. Dan’s valuable expertise will complement our board skills and we’re looking forward to working with him.”

Mr. Romasko was most recently President and Chief Executive Officer of Enlighten Innovations, a manufacturing technology company specializing in heavy oil desulfurization and sodium recovery ceramic membranes. Prior to that Dan was President and Chief Executive Officer of Motiva Enterprises LLC, a leading refiner (~1,000,000 barrels per day), distributor and marketer of transportation fuels and lubricant base oils in the Eastern, Southern, and Gulf Coast regions of the United States. In addition he previously served as the Executive Vice President of Operations for Tesoro, a large United States refiner.

For Mr. Romasko’s full biography as well as further information on Suncor’s Board of Directors, please visit suncor.com.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

(833) 296-4570

media@suncor.com

Investor inquiries:

(800) 558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com